Exhibit (a)(4)

[White Electronic Designs Letterhead]

Dear Shareholder:

On behalf of the Board of Directors of White Electronic Designs Corporation (“White Electronic Designs”), I am pleased to inform you that on March 29, 2010, White Electronic Designs agreed to be acquired by Microsemi Corporation (“Parent”). On March 31, 2010, Rabbit Acquisition Corp., a wholly owned subsidiary of Parent (“Purchaser”), commenced a tender offer to purchase all outstanding shares of common stock of White Electronic Designs at a price of $7.00 per share in cash (net to the selling shareholder, without interest and less any required withholding taxes).

After successful completion of the tender offer, Purchaser will be merged with White Electronic Designs, and any White Electronic Designs common stock not purchased in the tender offer will be converted into the right to receive an amount in cash equal to $7.00 per share (net to the selling shareholder, without interest and less any required withholding taxes). Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, April 27, 2010. As more fully set forth in the Merger Agreement, the tender offer is conditioned upon, among other things, the receipt of certain regulatory approvals and the tender in the offer of a number of shares of White Electronic Designs common stock, which, when added to shares already owned by Parent or any of its controlled subsidiaries, represents at least the sum of fifty point one percent (50.1%) of the then outstanding shares of White Electronic Designs common stock plus (without duplication) the total number of shares issuable at or prior to September 30, 2010 (as such date may be extended pursuant to the Merger Agreement) upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights with an exercise price below the price per share payable in the tender offer.

The Board of Directors of White Electronic Designs has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the tender offer and the merger, are advisable and in the best interests of and fair to White Electronic Designs and its shareholders, (ii) adopted and authorized the Merger Agreement, the tender offer and the merger, and (iii) recommended that the holders of Company shares accept the tender offer and tender their shares pursuant to the tender offer, and to the extent required by applicable law, approve the Merger Agreement and the merger.

A copy of White Electronic Designs’ solicitation/recommendation statement is enclosed. It contains additional information relating to the tender offer and the merger, including a description of the reasons for the Board of Directors’ recommendations described above. Also enclosed are Purchaser’s offer to purchase, dated March 31, 2010, a letter of transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the Board of Directors, we thank you for your support.

Sincerely,

/s/ Brian R. Kahn

Brian R. Kahn

Chairman of the Board